21001679

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 08 2021

Washington, DC

SEC FILE NUMBER
8-35572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RKCA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1077 Celestial Street
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Rippe — (513) 997-4592 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Rippe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RKCA, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO
Title

Notary Public

JOYCE TABAR
Notary Public, State of Ohio
My Commission Expires 05-28-2024

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RKCA, INC.
SEC FILE NUMBER 8-35572

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2020
with

INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

TABLE OF CONTENTS

Flynn&
Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
RKCA, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RKCA, Inc. as of December 31, 2020, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RKCA, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RKCA, Inc.'s management. Our responsibility is to express an opinion on RKCA, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RKCA, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of RKCA, Inc.'s financial statements. The supplemental information is the responsibility of RKCA, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I,

Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as RKCA, Inc.'s auditor since 2006.
February 19, 2021

RKCA INC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$4,766,636
Fees receivable	3,000
Total current assets	4,769,636
FIXED ASSETS:	
Furniture	1,018
Equipment	6,612
Office equipment	5,387
	13,017
Less accumulated depreciation	(13,017)
	-
OTHER ASSETS:	
Note Receivable	50,000
Investment in stock	250
	50,250
	$4,819,886
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable - affiliate	$3,086,830
Other accrued liabilities	14,013
Total current liabilities	3,100,843
SHAREHOLDERS' EQUITY:	
Common stock - No par value; 500 shares authorized, 300 shares issued and outstanding, at stated value of $5 per share	1,500
Additional paid-in capital	366,357
Retained earnings	1,351,186
Total shareholders' equity	1,719,043
	$4,819,886

The accompanying notes are an integral part of the financial statements.

RKCA INC

STATEMENT OF INCOME

For the Year Ended December 31, 2020

REVENUES:	
Investment banking fees	$ 8,623,417
Advisory fees	351,240
Interest income	243
Total revenue	8,974,900
EXPENSES:	
Direct costs related to investment banking revenue	2,120,689
Management fees	4,810,830
Regulatory and Professional	63,003
Other operating expense	61,070
Total expenses	7,055,592
Net income	$ 1,919,308

The accompanying notes are an integral part of the financial statements.

RKCA INC

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Year Ended December 31, 2020

	Common Shares	Stock Amount	Additional Paid-In Capital	(Accumulated Deficit) Retained Earnings	Total Shareholders' Equity
BALANCE, December 31, 2019	300	$ 1,500	$ 366,357	($ 118,122)	$ 249,735
Distributions to shareholders	-	-	-	(450,000)	(450,000)
Net income	-	-	-	1,919,308	1,919,308
BALANCE, December 31, 2020	300	$ 1,500	$ 366,357	$ 1,351,186	$ 1,719,043

The accompanying notes are an integral part of the financial statements.

RKCA INC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$1,919,308
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets - (increase) decrease:	
Accounts Receivable -Trade	5,078
Change in liabilities - increase (decrease):	
Accounts payable	(7,126)
Related party payable	3,086,830
Accrued liabilities	13,216
Net cash provided by operating activities	5,017,306
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution to shareholders	(450,000)
Net increase in cash	4,567,306
CASH AND CASH EQUIVALENTS:	
Beginning of year	199,330
End of year	$4,766,636

RKCA, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

RKCA, Inc. (the Company) is a broker/dealer registered under the Securities Exchange Act of 1934.

Investment banking fees relate primarily to merger and acquisition activities and to a much lesser extent, private placement offerings.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates as a Non-Covered Firm under that rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) as contained in the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board (FASB). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with GAAP. A summary of significant accounting policies follow are described below to enhance the usefulness of the financial statements to the reader.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms and are written off when management determines that collection is not probable. As of December 31, 2020, the allowance for doubtful accounts was $0.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

M&A Advisory Fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers received from customers are recognized as revenue based on the terms of the contract.

Significant Judgments

Revenue from contracts with customers include fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Fixed Assets

Fixed assets are stated at cost. Depreciation of fixed assets is recorded using the straight-line method over the useful lives of the assets. Maintenance and repair costs are expensed as incurred.

The estimated useful lives of fixed assets are as follows:

Leasehold improvements	5 years
Office equipment	7 years
Furniture and fixtures	7 years
Computer equipment	3 years

The Company capitalizes leasehold improvements, office equipment, furniture and fixtures, and computer equipment with amounts over $ 5,000.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,665,793 which was $1,459,070 in excess of its required net capital of $206,723. The Company's ratio of aggregate indebtedness to net capital was 186.15% at December 31, 2020, the Company had $3,100,843 of aggregate indebtedness.

Income Taxes

The Company is not a tax-paying entity for federal income tax purposes. Income or loss from the Company is reflected in the individual tax returns of the shareholders, due to the election of S-Corporation status under the Internal Revenue Code. The Company utilizes the cash basis of accounting for income for filing purposes. The Company's tax year end is December 31.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would be more likely than not to sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Changes in estimates are reflected in the periods in which they become known. Significant estimates are used when accounting for the allowance for bad debts.

Subsequent Events

Subsequent events have been evaluated through February 19, 2021, the date the financial statements were available to be issued.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any such losses in these accounts.

NOTE 3 - RELATED PARTY

The Company is affiliated with RKCA Services, LLC., which provides management and business services to the Company, including financial pcrsonncl. RKCA Services, LLC. charges personnel fees and substantially all related operating expenses to the Company. Included in the accompanying statement of operations of the Company, are personnel fees and expenses totaling $4,810,830 for the year ended December 31, 2020.

NOTE 4 – NOTE RECEIVABLE

Note receivable consisted of the following at December 31, 2020:

Promissory note; payable upon demand; interest rate of 0.5%; unsecured	$50,000
	$50,000

NOTE 5 – RISKS AND UNCERTAINTIES

In March of 2020, the World Health Organization declared the outbreak of the COVID-19 a pandemic which continues to spread throughout the United States. COVID-19 has caused a severe negative impact on the world economy and has contributed to significant declines and volatility in financial markets. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Management is carefully monitoring the situation and evaluating its options as circumstances evolve.

SUPPLEMENTARY INFORMATION

SCHEDULE I

RKCA, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

December 31, 2020

	Unaudited Amounts Per December 31 FOCUS Report
NET CAPITAL:	
Shareholders' equity	$1,719,043
Nonallowable assets	(53,250)
Net capital	1,665,793
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (greater of $5,000 or 6-2/3% of aggregate indebtedness)	206,723
Excess net capital	$1,459,070
Aggregate indebtedness	$3,100,843
Ratio of aggregate indebtedness to net capital	186.15%

There are no material reconciling items between the amounts presented above and the amounts as reported in the RKCA, Inc.'s unaudited FOCUS Report as of December 31, 2020. Therefore, no reconciliation of the two computations is deemed necessary.

SCHEDULE II

RKCA, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

December 31, 2020

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it claims exemption from Rule 15c3-3 as a Non-Covered Firm and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15C3-3).

Flynn & Company
CPAs & Business Consultants

Report of Independent Registered Public Accounting Firm

To the Shareholders
RKCA, Inc.
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) RKCA, Inc. ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:

1. The Company receives transaction-based compensation from private placement of securities, investment advisory services and financial advisory services and does not receive or hold any customer funds or securities.
2. The Company claimed an exemption as a Non-Covered Firm and (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).
3. The Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth as a Non-Covered Firm, as defined under the Securities and Exchange Commission's *Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule*.

Flynn & Company, Inc.

February 19, 2021
Cincinnati, Ohio

RKCA, Inc.

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2020

RKCA, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CF 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company receives transaction-based compensation from clients for private placements, mergers, acquisitions, divestitures, restructurings and reorganizations, valuations and similar services. The Company also receives fees for advisory services. The Company does not receive or hold any customer funds or securities.

2. The Company claimed an exemption as a Non-Covered Firm and (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

3. The Company has met this exemption for the entire fiscal year ending December 31, 2020 without exception.

Brent C. Rippe

CEO and President

Flynn & Company
CPAs & Business Consultants

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
RKCA, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2020, which was agreed to by RKCA, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating RKCA, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). RKCA, Inc.'s management is responsible for RKCA, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.
February 19, 2021

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com